

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Mr. John Botdorf, Chief Financial Officer
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

  Re: **ZenVault Medical Corporation**
     Amendment No. 5 to Offering Statement on Form 1-A
     Filed January 31, 2012
     File No. 024-10291

Dear Mr. Botdorf:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form 1-A, filed on January 31, 2012

Part I - Notification

Item 1. Significant Parties

1. Please provide both the business and residential addresses for each person listed. See Item 1 of Part I of Form 1-A.

2. Please provide the disclosure required by Item 1(d) of Part I of Form 1-A. For example, we note that you have included the Fin Family Trust as a record holder. However, it appears that Alan Gin also owns directly an amount that would be greater than 5% of the common stock. In addition, please provide the disclosure required by Item 1(e) of Part I of Form 1-A regarding the beneficial ownership, as you have currently only provided disclosure of record ownership.

Item 4. Jurisdictions in Which the Securities Are to be Offered

3. Please revise to disclose the method by which the securities are to be offered in the noted jurisdictions. See Item 4(b) of Part I of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year

4. The Notification does not provide for incorporation by reference. Therefore, please revise to provide all information required by Item 5. We may have further comment.

5. Please disclose the facts relied upon for the exemption from registration.

Part II – Offering Circular

The Healthcare Market, page 3

6. We reissue comment seven of our letter dated November 8, 2012. Provide the basis for your belief that "most consumers and medical professionals … will purchase a subscription fee-based cloud storage solution for PHR." Given that you have generated minimal revenues to date such statement appears promotional in nature. Please revise or remove.

7. We note your response and your revised disclosure in response to comment eight of our letter dated November 8, 2011 and we reissue the comment. In particular, we note that you have not revised your offering statement to provide clarifying disclosure regarding any international plans but that information regarding OECD remains throughout your offering statement, you include a risk factor on page 20 discussing your intention to market to potential strategic partners outside the U.S. and that we are unable to locate any clarifying disclosure to inform investors as to when you plan to market your product internationally. In this regard, we note your disclosure on page 46. Reconcile the disclosure throughout the offering statement. To the extent you have no current plans to expand internationally, the current references to the European Union's estimated healthcare spending and the global healthcare market should be revised to reflect your current anticipated market. Revise accordingly.

Questions and Answers About the Rescission Offer, page 10

8. We note the disclosure that you commenced selling securities "based upon legal advice that we were permitted to make sales of Preferred Stock before the Previously Filed Offering Circular was qualified by the SEC." Such disclosure implies that the offering statement was filed before the offering was commenced. Please reconcile the disclosure to clearly reflect that the offering statement was not filed with the SEC before you commenced your offering. See comment 13 of our letter dated November 8, 2012.

9. We note your revised disclosure in response to comment 14 of our letter dated November 8, 2012. Disclose the material terms of your agreement with ZeroNines in an appropriate location in your offering statement, such as Related Party Transactions. For instance, it is unclear what consideration is required by the company in exchange for the interest payment. It is also unclear what happens to the funds if any or all of the funds remain after the completion of the rescission offer.

Risk Factors, page 14

10. We note that risk factors two and four state that you have not yet generated any revenue. Reconcile this disclosure with the rest of your document which represents that you have not yet generated meaningful revenue.

Dilution, page 27

11. We reviewed your response to our prior comment 21. Your response did not address our comment, thus the comment will be reissued. With regard to your dilution calculation as of October 31, 2011, please provide us with the following:
    - Based on disclosure in your head note, your presentation does not take into account your rescission offer. Show us how you determined pro forma net tangible book value of $233,812 and the related per share amount of $0.05.
    - Show us how you determined the pro forma shares of common stock outstanding of 8,497,417, considering you have 4,342,568 shares of common stock outstanding, 4,493,198 shares of Series B Preferred Stock outstanding and 682,000 shares of Series A Preferred stock outstanding.
    - Considering the nature of the ownership equalization provisions disclosed on page 75 and in order to provide an investor with a better understanding of the dilutive impact of this offering, please revise to clearly disclose the underlying calculations (i.e. determination of shares used as the denominator) used to determine pro forma, as adjusted, net tangible book value per share after the offering for both the minimum and maximum scenarios.

Use of Proceeds, page 31

12. Please include a line item in the table to reflect the offering expenses. Also, clarify why the offering expenses will increase from $75,000 to $150,000.

13. We note the amounts that have been allocated to salaries and fees for officers and directors. Please provide such information as a separate line item in the table. In addition, the amount allocated for such compensation at the $750,000 net proceeds amount is greater than the total amount allocated in this line item in the table.

14. The amounts allocated in the line items of the minimum offering are greater than the total net proceeds. Please revise.

15. Please identify the two shareholders that are programmers and may receive a portion of the proceeds for such services.

16. We note your revised disclosure in response to comment nine of our letter dated November 8, 2011. Please tell us how you calculated the amount to be allocated to ZeroNines in the event the offering raises net proceedings of $750,000. This amount in the table and the disclosure as to how the amount is calculated following the table appears inconsistent with the disclosure elsewhere in the offering circular.

17. We note your statement that your Use of Proceeds section addresses four alternate outcomes but it appears you have five possible outcomes. Please revise or advise.

Capitalization, page 33

18. Please revise the head note to this table to clarify how the rescission offer is contemplated in your capitalization presentation. Please ensure your presentation here is consistent with that of Dilution on page 29.

19. Please revise to disclose the pro forma as adjusted Series B Preferred shares outstanding for both the minimum and maximum scenarios.

20. Please tell us how you determined 1.5 million common shares would be outstanding for the minimum offering and how such amount is consistent with the equalization provisions disclosed on page 75. It appears this amount would be 500,000 shares as 1.5 million shares represents the total capital stock if both Series A and Series B Preferred shares are converted in the minimum offering scenario.

21. We note your actual issued and outstanding shares for the period ended October 31, 2011 are listed as 4,442,568; however the issued and outstanding shares per your balance sheet are 4,342,568. Please advise or revise.

Selected Unaudited Financial Data, page 34

22. Please revise the head note here and on page 7 to clarify how the rescission offer is contemplated in your pro forma balance sheet data presentation.

23. Please reconcile the pro forma stockholders equity amounts presented here and on page 7 with those presented in your capitalization table on page 33.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

ZenVault Events and Milestones, page 37

24. Please disclose the estimated expenses associated with each milestone.

Business, page 41

25. We reissue comment 36 of our letter dated November 8, 2011. We note the disclosure on page two that you have secured one signed strategic partner license agreement and in response to our prior comment you state that this agreement is the one with MDe Solutions. However, the license agreement appears to have been entered into with ZeroNines and not Zenvault. Please reconcile the disclosure throughout the offering circular and clarify whether you have a signed strategic partner license agreement or not.

26. We note your response to comment 37 of our letter dated November 8, 2011 and we partially reissue the comment. Please revise to provide the material terms of your agreement with ZeroNines. In this regard, we note the fact that you mention it throughout the offering statement but do not disclose all material terms, as you do for your agreement with MDe Solutions.

27. We note your response to comment 36 that the strategic partner license agreement was filed as Exhibit 6.10. While the exhibits index refers to this agreement as Exhibit 6.10, the actual agreement filed was the reseller distribution agreement. Therefore, we reissue the comment. Please file the strategic partner license agreement as an exhibit and revise the exhibits index to correctly identify Exhibit 6.10.

28. We reissue comment 41 of our letter dated November 8, 2011. Please revise to clarify, if true, that you have had no research and development costs since formation in August 17, 2010. In addition, we note your statement that ZeroNines and Z9 Services conducted additional research and development activities after August 17, 2010. Please disclose the amount spent by those companies for the additional research and development activities and clarify the amount that you have paid or will pay for such research and development.

The Rescission Offer, page 52

29. We partially reissue comment 44 of our letter dated November 8, 2012. Please clarify the statement that you do not make any representation as to the compliance of this rescission offer with any applicable state securities law. We continue to note this statement on page 24. Exemption or registration with the states is required in connection with the Regulation A offering.

Executive Compensation, page 57

30. We note that you have not included a director compensation table and state that it is because you do not have any independent directors. Note that Item 402(r)(2)(i) of Regulation S-K states exempts from this table only directors who are also named executive officers. Please advise why director compensation has not been included for Mr. Claus.

Principal Stockholders, page 68

31. Please disclose the amount of each class of securities outstanding as the date of the disclosure in this section. Also, clarify how you calculated the as-converted basis.

Description of Capital Stock, page 71

32. Please disclose the difference between choosing the choosing the cash or the stock in the liquidation event. In addition, the statement on page 72 that the annual cumulative dividend will be convertible into common stock at $.50 a share seems to not allow for cash payment. This is inconsistent with the example provided on page 73.

33. We note your revised disclosure in response to comment 55 of our letter dated November 8, 2012 and we reissue the comment. Please revise to discuss in detail *how* an investor may chose between the given dividend choice. In this regard, we note disclosure regarding the fact that the investor has the right to an election and hypothetical situations in which the investor may elect one option over the other but we are unable to locate disclosure regarding how the investor makes this election.

34. Please revise the hypothetical illustration for Series B preferred stock and founding stockholders using similar assumptions to those for Series A stock. You may provide a second, separate example, indicating what would happen in the event the company is sold. In addition, please provide the example similar to that for Series A stock, as the table provided on page 74 is for the class as a whole and offers no specific information for the individual investor. Lastly, given the assumption in this example that seven years have passed, please explain why the table reflects the 50% liquidation preference rather than the dividend election, which would appear to provide more distribution to investors than the 50% liquidation preference.

35. We note your revised disclosure in response to comment 59 of our letter dated November 8, 2011. Please explain what you mean by the phrase "in such instances." Please clarify whether holders of Series A and B Preferred Stock have one vote per share of preferred stock outright or only in certain situations. If appropriate, revise your disclosure accordingly.

36. Consider providing a table on page 75 to more effectively explain to investors the min/max impact to each share class of the ownership equalization provisions.

Plan of Distribution, page 78

37. We note the statement that you will accept subscriptions for a minimum of 10,000 shares, although you may accept subscriptions for less in your sole and absolute discretion. To the extent there is a minimum purchase requirement, please revise the disclosure throughout the offering circular, including the cover page and summary. However, please explain how this is a minimum purchase requirement when you have the ability in your sole discretion to accept less than this amount. Clarify how you will determine whether to accept or reject such amount. We may have further comment.

ZenVault Medical Corporation

Unaudited Financial Statements as of and for the Period Ended December 31, 2010, page F-10

38. We reviewed your response to our prior comment 71, noting your assertion that your revised accounting treatment for your technology acquisition (i.e. from par value of shares issued to shareholder transferor's historical cost) was a change in estimate. Please note that pursuant to FASB ASC 250-10-45-17, changes in estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods (i.e. your fiscal year ended December 31, 2010). If you continue to believe this correction was a change in estimate, please provide us with an analysis of (i) how your initial accounting treatment (i.e. using par value of shares) and related valuation was consistent with GAAP, including appropriate references to underlying authoritative accounting literature and (ii) why you believe using transferor's historical cost versus par value constituted a change in estimate used in a valuation technique, including which valuation technique you used to yield the two different results. In the alternate, please clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7.

39. We reviewed your response to our prior comment 71, noting your assertion that your revised accounting treatment for your deferred tax asset (i.e. from no valuation allowance to a full valuation allowance) was a change in estimate. Please note that pursuant to FASB ASC 250-10-45-17, changes in estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods (i.e. your fiscal year ended December 31, 2010). If you continue to believe this correction was a change in estimate, please provide us with an analysis of (i) how your initial accounting treatment (i.e. no valuation allowance) was consistent with GAAP, including an in-depth analysis of both the positive and negative evidence as discussed in FASB ASC 740-10-30-16 through 25, (ii) the circumstances that changed resulting in the necessity of a full valuation allowance,

and (iii) how you believe the change from a zero valuation allowance to a full valuation allowance constituted a change in estimate used in a valuation technique, including which valuation technique you used to yield the two different results. In the alternate, please clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7.

(7) Series A Preferred Stock Offering, page F-16

40. We note your response to our prior comment 72. Your response did not provide any consideration of (i) your violation of Section 5 under the Securities Act of 1933 related to the initial issuance of these shares or (ii) the rescission offer that is part of your current offering statement (as disclosed on page 52). Based on the foregoing, it appears the redemption of these shares is outside of your control. As such, it appears these shares should be classified outside of permanent equity (i.e. mezzanine). Refer to Accounting Series Release (ASR) No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" and revise your financial statements or advise.

Notes to Financial Statements

(12) Related Party Agreement, page F-20

41. We note your response to our prior comment 73. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please provide specific references to the Design and Build contract that would suggest that the $620,000 liability will be forgiven if you do not obtain proceeds from this offering and/or future revenues. If no such formal agreement exists between you and Z9 Services Group, LLC, it appears that this amount must be presented as a liability on your balance sheet starting in 2010.

Exhibits

42. We note that your legality opinion is based on, in part, the Colorado Business Corporation Act. Revise your legality opinion to indicate that opinion opines upon Colorado law including the statutory provisions, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting those laws.

43. We note your response to comment 62 of our letter dated November 8, 2011 that you will inform us of whether the Proposed Ad Slick 2010 has been used by the company when you determine the answer. We reissue the comment.

44. We note your revised disclosure in response to comment 66 of our letter dated November 8, 2011. We again remind you that the Form 1-A is a general solicitation document and is publicly available once filed. Please remove the statements made in Section 3.1(g) of the Subscription Agreement.

45. We partially reissue comment 68 of our letter dated November 8, 2011. Please remove the representation that "the subscriber is hereby advised by the company to carefully read this agreement and the Definitive Offering Circular." In addition and as previously requested, please remove from page 14 of the agreement the statement that "the undersigned has read the Definitive Offering Circular and understands the risks associated …." Also, the statement that the undersigned has relied solely upon the information in the offering circular or offering documents is inconsistent with Section 3.1(i). Please reconcile, as previously requested in comment 67 of our letter dated November 8, 2011.

46. We reissue comment 69 of our letter dated November 8, 2011. We direct your attention to your Form 1-A, filed February 17, 2011, which reflected a best efforts offering with a maximum number of shares offered of 10,000,000. Exhibit 6.7, as included in Amendment No. 3 was the Asset Purchase, License and Revenue Participation Agreement. We again note that current Exhibit 6.12 was entered into as of August 30, 2011 but that it appears some terms may have been amended and the agreement as originally filed was dated December 15, 2010. Please file the original agreement and separately file any amendments to the agreement or advise.

47. Please file the executed version of Exhibit 3.4.

48. We partially reissue comment 70 of our letter dated November 8, 2011. Please file Exhibit 6.11 in its entirety.

49. Please revise your exhibit index to reflect the fact that your employment agreement amendments were entered into in 2012, rather than 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director